

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



04021123

March 24, 2004

Laura Ann Smith
Fulbright & Jaworski LLP
1301 McKinney
Suite 5100
Houston, TX 77010-3095

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/24/2004

Re: The Men's Wearhouse, Inc
Incoming letter dated February 24, 2004

Dear Ms. Smith:

This is in response to your letter dated February 24, 2004 concerning the shareholder proposal submitted to Men's Wearhouse by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Ken Columbo
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

FULBRIGHT & JAWORSKI L.L.P.
A Registered Limited Liability Partnership
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

LASMITH@FULBRIGHT.COM
DIRECT DIAL: (713) 651-5304

TELEPHONE: (713) 651-5151
FACSIMILE: (713) 651-5246

February 24, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

Re: Exclusion of Shareholder Proposal Submitted to The Men's Wearhouse, Inc. by the Sheet Metal Workers' National Pension Fund

Ladies and Gentlemen:

On behalf of The Men's Wearhouse, Inc., a Texas corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Company has received a shareholder proposal (the "Proposal") from the Sheet Metal Workers' National Pension Fund (the "Proponent") for inclusion in the Company's proxy materials for the 2004 Annual Meeting of Shareholders (the "Proxy Materials"). The Company presently intends to exclude the Proposal from the Proxy Materials pursuant to Rules 14a-8(i)(8), 14a-8(i)(10), and 14a-8(i)(3) under the Exchange Act. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company based on the exclusion of the Proposal.

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of this letter and the Proposal. A copy of this letter is also being sent to Mr. Ken Colombo, in his capacity as Corporate Governance Advisor to the Proponent, as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. Summary of the Proposal

The Proposal is directed at the composition of the Company's board of directors (the "Board"). It urges the Board to "adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board." It then defines an "independent" director as one who (i) "has not been employed by the Company in an executive capacity;" (ii) "is not, and is not affiliated with a company that is, an advisor or consultant to the company, or a significant customer or supplier of the Company;" (iii) "has no personal service contract(s) with the Company or the Company's senior management;" (iv) "is not affiliated with a not-for-profit entity that receives significant contributions from the Company;" (v) "within the last five years, has not had any business relationship with the Company that the Company has been required to disclose under the Securities and Exchange Commission disclosure regulations;" (vi) "is not employed by a public company at which an executive officer of the Company serves as a director;" (vii) "has not had a relationship described in [sic] of the sort described above with any affiliate of the Company;" or (viii) "is not a member of the family of any person described above."

The supporting statement that accompanies the Proposal (the "Supporting Statement") states the Proponent's view that "a Board with a number of insiders and people who have other significant ties to management can raise questions about whether a Board is giving priority to management's interests at the expense of the shareholders." It also states that, in the Proponent's opinion, "fewer than half of the Company's directors meet the proposed standard of independence." The Supporting Statement then discusses the Company's current Board, suggesting that four of the Board's six members are not independent. Finally, the Supporting Statement references three sources which support the general concept that corporate boards should be independent.

The full text of the Proposal and Supporting Statement is attached hereto as Annex A.

II. Reasons for Excluding the Proposal

A. Rule 14a-8(i)(8): The Proposal Relates to the Election of Directors.

Rule 14a-8(i)(8) states that a company may exclude a proposal if it "relates to an election for membership on the company's board of directors." The Staff has indicated that the principal purpose of this ground for exclusion "is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules...are applicable thereto." *SEC Release No. 34-12598* (July 7, 1976). Further, the Staff has repeatedly allowed companies to exclude proposals that question the ability of particular individuals to serve as directors. See e.g. *PepsiCo, Inc.* (avail. February 1, 1999) ("We note that the proposal, together with the supporting statement, appears to question the ability of two members of the board who PepsiCo indicates will stand for reelection at the upcoming annual meeting to fulfill the obligations of directors."); *AT&T* (avail. January 28, 1983) ("In this regard, it would appear that the proposal is designed to question the ability of the present members of the Board to serve in such capacity, and therefore may be deemed to be an effort to oppose their solicitation for reelection.")

Like the proposals put forth in *PepsiCo* and *AT&T*, the Proposal submitted by the Proponent is an attack on current members of the Board that is designed to undermine support for the slate of directors to be proposed by the Company at the upcoming Annual Meeting. The Proposal begins its attack by suggesting that non-independent Board members "raise questions about whether a Board is giving priority to management's interests at the expense of the shareholders." It then goes on to name specific directors (all of whom are expected to be included in the proposed slate of directors to be considered for election this year), and implies that these named directors are not independent. The clear implication of this argument is that

Messrs. Zimmer, Edwab, Brutoco and Stein are likely to prefer management's interests over those of the shareholders. The Proponent has provided no evidence, however, that any of the named Directors has ever actually taken such preferential action, or that any of them may do so in the future. The Proponent has also failed to mention that Messrs. Brutoco and Stein do, in fact, meet the independence standards put forth in Section 303A of the New York Stock Exchange's Listed Company Manual (the "NYSE Standards"). The Proponent also fails to recognize that Mr. Zimmer is the largest individual shareholder of the Company, and that his personal economic interests are much more aligned with those of the shareholders than those arising from his management position. Instead, the Proponent relies on its own definition of "independence" to imply that these Directors are beholden to the preferences of management and will follow these preferences at the expense of the shareholders. This implication may negatively affect the voting shareholders' view of the named Directors, and should therefore be excluded. If the Proponent is dissatisfied with management, it should feel free to nominate its own slate of directors, voice its dissatisfaction directly to the company or withhold its support for the reelection of the current directors. A long line of precedent, however, makes it clear that the Proponent cannot contest the election of particular candidates by using a Rule 14a-8 shareholder proposal. As such, the Company believes that it may exclude the Proposal under Rule 14a-8(i)(8) or, at the very least, that the Proponent should be required to amend the Proposal so as to omit the aforementioned references to director nominees.

B. Rule 14a-8(i)(10): The Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy materials "if the company has already substantially implemented the proposal." This standard replaced the previous rule that allowed omission of a proposal if it had become "moot." In applying this standard, the SEC has indicated that the proposal need not be "fully effected" by the company, so long as it has been "substantially implemented." *SEC Release No. 34-20091* (August 16, 1983). The Company believes that its adherence to the NYSE Standards constitutes substantial implementation of the Proposal, and that the Proposal should therefore be excluded from the Proxy Materials.

It is widely recognized that the NYSE Standards are an effective means of ensuring board independence. They require that a majority of a listed company's directors be independent as that term is defined by the NYSE. The Company must adhere to these guidelines or risk losing its listing on the NYSE. As such, the Company is committed to maintaining at least the minimum level of independence required by the NYSE, and will remain so committed in the future. Further, the Company strongly believes that adherence to these guidelines will substantially satisfy the Proposal's stated goal of "establish[ing] a level of independence that...will promote clear and objective decision making in the best long-term interest of all shareholders."

To meet the minimum level of NYSE independence, the Board is required to have four independent directors. This means, of course, that simply meeting the minimum standards put forth by the NYSE will require independent directors to comprise two-thirds of the Board. Thus the Company will continue to enjoy a substantial amount of Board independence merely as a condition of its meeting NYSE Standards, and the Company contends that the Proposal has therefore been substantially implemented. The Company recognizes that some differences do exist between the NYSE definition of "independence" and that put forth by the Proposal. The Staff has previously indicated, however, that such differences do not necessarily preclude a finding of substantial implementation. In *Masco Corporation* (avail. March 29, 1999), for example, the Commission permitted Masco to omit a proposal seeking to define a standard for the qualifications of "outside directors" based on the fact that the Masco board adopted a standard that was similar, but not identical, to that set forth in the proposal. A similar situation exists here, and the Company strongly believes that adherence to NYSE Standards will prove effective in ensuring that the stated goal of the Proposal is substantially met. This is especially true given the history of the listing requirements put forth by the NYSE, which are the product of extensive thought and study by some of the leading corporate minds of our day. They have been approved by the Commission and subjected to comment by the corporate world. Further, recent tightening of the rules has made them even more useful in insuring director independence and effective corporate governance. Thus, while the Company has not yet adopted a specific policy that deals with director independence *per se*, it is clear that the Company's adherence to the widely-accepted NYSE requirements will result in an independent Board that substantially satisfies the Proposal's stated goal. Accordingly, the Company believes that it has substantially implemented the Proposal, and therefore intends to exclude it pursuant to Rule 14a-8(i)(10).

C. Rule 14a-8(i)(3): The Proposal Contains Materially False and Misleading Statements in Violation of Proxy Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This rule has been used to exclude proposals not only where those proposals are patently false or misleading, but also where such proposals contain vague or indefinite terms that leave them subject to differing interpretations. See e.g. *Hershey Foods Corp.* (avail. December 27, 1988) and *Jos. Schlitz Brewing Co.* (avail. March 21, 1977). The Company believes that the Proposal, in its current form, contains a number of vague, false and misleading statements which may be excluded pursuant to Rule 14a-8(i)(3).

In defining the term "Independent Director," the Proposal states that a director is not independent if the director is a "significant" customer or supplier of the Company, or if the director is affiliated with a not-for-profit entity that receives "significant" contributions from the Company. Nowhere, however, does the Proposal suggest a definition of the term "significant." In evaluating the Proposal, shareholders will therefore be required to formulate their own subjective definitions of "significant," based not on any concrete standard put forth therein, but on their own personal views and beliefs as to what may constitute a "significant" amount of money. Each shareholder has his own view of what is "significant," and therefore each shareholder will effectively be voting on a different resolution. The true extent of the Proposal is thus wholly impossible to determine, and both the shareholders and the Board will find it impossible to determine the correct action to be taken should the Proposal pass. In *Hershey*, the Staff noted that exclusion is proper where "neither the shareholders voting on the proposal, nor the Company...[are] able to determine with any reasonable certainty what measures the Company would take in the event the proposal was approved." *Hershey Foods Corp.* (avail. December 27, 1988). Guidance can also be found in *Jos. Schlitz*, in which the Staff stated that exclusion of a proposal is proper if the resultant company action "would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal." *Jos. Schlitz Brewing Company* (avail. March 21, 1977) While the proposals in *Hershey* and *Jos. Schlitz* dealt not with independence, but with television advertising, the reasoning can be applied with equal force to the present situation. If the Proposal is implemented in its current form, the Board will be faced with a situation in which it is forced to set objective guidelines as to the true meaning of the word "significant," despite a lack of guidance from the Proposal itself, thereby risking inadvertent contravention of the true wishes of shareholders who vote in favor of the Proposal.

The Company recognizes that the Staff has previously declined to accept substantially similar reasoning with respect to the use of the term "significant" in shareholder proposals. See e.g. *Marriott International, Inc.* (avail. March 19, 2002). The Company strongly believes, however, that recent movements toward greater corporate accountability and transparency necessitate a reconsideration of the Staff's position. Over the past two years, the overwhelming current of corporate thought has been with an eye toward new laws, standards and regulations designed to increase clarity within the corporate world. For the reasons explained above, the use of an undefined and unexplained term in the Proposal will increase uncertainty and thereby decrease this clarity. Such uncertainty is especially troubling given the NYSE's listing rules, which allow the Board to develop its own standard of whether a given director has a "material" relationship with the company, but requires disclosure of that standard in a clear and objective manner. See *NYSE Listed Company Manual, Rule 303A.02* ("The basis for a board determination that a relationship is not material must be disclosed..."). This means that the Board would be forced to formulate an objective definition of "significant" to satisfy NYSE disclosure requirements and keep its NYSE listing. Given the highly subjective interpretation of the term, however, it is clear that any such definition may not conform to the views of the Proponent or of the shareholders voting in favor of the Proposal. As such, the Company believes that it may properly exclude the Proposal from consideration by shareholders pursuant to Rule 14a-(8)(i)(3). In the alternative, the Company requests that the Proponent be required to amend its Proposal so as to include an objective and clearly articulated definition of "significant."

The second paragraph of the Supporting Statement is also misleading in that it claims that ShangriLa Consulting, Inc. ("ShangriLa") "provided the Company consulting services in 2002 for a fee of $20,000 per month plus expenses." While this amount is technically correct, the Proponent has failed to recognize that, as set forth in the Company's Proxy Statement for its 2003 Annual Meeting of Shareholders, the consulting arrangement expired in April 2002. By excluding this important fact, the Proponent has made a statement which implies that ShangriLa received $20,000 per month for *all twelve months* of 2002. The inference, then, is that ShangriLa (and, by extension, Mr. Brutoco) received $240,000 plus expenses from the Company during 2002, with the final payment occurring in December. In reality, ShangriLa only received approximately $73,000 in 2002, and has not received any further fees from the Company since April 2002. The Proponent's failure to recognize this distinction is clearly misleading, and will cause shareholders to overestimate the extent of ShangriLa's involvement with the Company. The Company thus believes that the reference to ShangriLa is false and misleading in its current form and should be excluded pursuant to Rule 14a-8(i)(3).

In the third paragraph of the Supporting Statement, the Proposal quotes a number of "leading business organizations" that generally support independence among corporate directors. In providing these quotes, however, the Proposal neglects to provide citations that would allow a shareholder to quickly and easily check the references. The Company believes that the Proponent should be required to provide such citations as are sufficient to allow shareholders to check the accuracy of the Proposal's references so as to assure themselves that they are not being misled. Furthermore, as outlined below, it is clear that at least one of the quotes is patently misleading and should be excluded.

The Proposal quotes the Business Roundtable's Principles of Corporate Governance as stating that "a substantial majority of directors of the board of a publicly owned corporation should be independent of management." While these words are, in fact, contained in the cited source, the Proposal ignores the rest of the sentence, which ends with the phrase "both in fact and appearance, *as determined by the board*." See *The Business Roundtable Principles of Corporate Governance*, May 2002, p. 12, *emphasis added*. The Proposal further neglects to recognize that the quoted report also suggests that "[t]he listing standards of the major securities markets relating to audit committees provide useful guidance in determining whether a particular director is 'independent.'" *Id.* Thus the Proposal implies that the Business Roundtable report provides support for its point of view, when it clearly does not. To the contrary, adoption of the Proposal would go directly against the position of the report, which (i) calls for Board determination of independence and (ii) assesses independence only in terms of whether a given relationship "may impair, or appear to impair, the director's ability to make independent judgments." *Id.* By ignoring these statements and implying that the Business Roundtable report is supportive of the Proposal, the Supporting Statement is materially misleading. The Company therefore believes that this citation should be excluded from consideration by the shareholders pursuant to Rule 14a-8(i)(3) or, in the alternative, that the Proponent should be required to disclose the entire quotation and its full context, rather than relying on a partial quote that ignores the actual arguments put forth by the quoted source.

III. Conclusion

In view of the foregoing, the Company hereby respectfully requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials.

If any member of the Staff has any questions or desires any additional information, please call Michael W. Conlon at (713) 651-5427 or the undersigned at (713) 651-5304.

Thank you for your consideration.

Very truly yours,



Laura Ann Smith

Attachment

cc: Ken Colombo (Proponent)
George Zimmer (TMW)
David Edwab (TMW)
Neill P. Davis (TMW)
Michael W. Conlon (Firm)

Annex A

SHAREHOLDER PROPOSAL

RESOLVED: That the shareholders of The Men's Wearhouse, Inc. (the "Company") urge the Board of Directors to adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board. For purposes of this proposal, the term "Independent Director" shall mean a director who:

- has not been employed by the Company in an executive capacity;
- is not, and is not affiliated with a company that is, an advisor or consultant to the Company, or a significant customer or supplier of the Company;
- has no personal service contract(s) with the Company or the Company's senior management;
- is not affiliated with a not-for-profit entity that receives significant contributions from the Company;
- within the last five years, has not had any business relationship with the Company that the Company has been required to disclosure under the Securities and Exchange Commission disclosure regulations;
- is not employed by a public company at which an executive officer of the Company serves as a director:
- has not had a relationship described in of the sort described above with any affiliate of the Company; and
- is not a member of the family of any person described above.

SUPPORTING STATEMENT

This proposal seeks to establish a level of independence that we believe will promote clear and objective decision making in the best long-term interest of all shareholders. In our view, a Board with a number of insiders and people who have other significant ties to management can raise questions about whether a Board is giving priority to management's interests at the expense of the shareholders. In our opinion, fewer than half of the Company's directors meet the proposed standard of independence.

Two of The Men's Wearhouse six directors –George Zimmer and David Edwab–are current or former executives of the Company. A third, Rinaldo Brutoco, is the President and CEO of ShangriLa Consulting, Inc., which provided our Company consulting services in 2002 for a fee of $20,000 per month plus expenses. Mr. Brutoco and his wife own 100 percent of ShangriLa Consulting, Inc. A fourth director, Sheldon Stein, is a Senior Managing Director for Bear, Stearns & Co., Inc. In 2002, our Company entered into and settled an option contract that resulted in the repurchase of 500,000 shares of Company stock from Bear, Stearns & Co., Inc.

Leading business organizations such as the National Association of Corporate Directors' Blue Ribbon Commission on Director Professionalism have supported requiring a substantial majority of independent directors. According to the Business Roundtable's Principles of Corporate Governance, "a substantial majority of directors of the board of a publicly owned corporation should be independent of management." The Conference Board's Commission on Public Trust and Private Enterprise states: "Boards must be composed of qualified individuals, a substantial majority of whom are free from disqualifying conflicts of interest."

We urge you to vote FOR this resolution.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Men's Wearhouse, Inc
Incoming letter dated February 24, 2004

The proposal requests that the board adopt a policy of nominating independent directors so that independent directors would constitute two-thirds of the board.

We are unable to concur in your view that Men's Wearhouse may exclude the proposal under rule 14a-8(i)(3). There appears, however, to be some basis for your view that portions of the proposal or supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must revise each of the statements in the paragraph that begins "Leading business organizations. . . ." and ends". . . disqualifying conflicts of interest" to provide a citation to a specific source. Accordingly, unless the proponent provides Men's Wearhouse with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Men's Wearhouse omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Men's Wearhouse may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Men's Wearhouse may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that Men's Wearhouse may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Men's Wearhouse may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Keir D. Gumbs
Special Counsel